Critical Solutions, Inc.

30 N. Gould Street, Suite N

Sheridan, Wyoming  82801

May 25, 2021

Sonia Bednarowski, Esq.

Staff Attorney

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Critical Solutions, Inc. Offering Statement on Form 1-A Filed April 6, 2021 File No. 024-11499

Dear Ms. Bednarowski,

On behalf of Critical Solutions, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Friday, May 28, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Sam Barraza

Sam Barraza

Chief Executive Officer

Critical Solutions, Inc.

560 Broadway, Suite 900, Denver, CO 80202 - 5150 P 303.894.2320 F 303.861.2126 V/TDD 303.894.7880 Jared Polis, Governor | Patty Salazar, Executive Director | www.dora.colorado.gov/dos 1560 Broadway, Suite 900, Denver, CO 80202 - 5150 Tung Chan, Securities Commissioner May 21, 2021 Sent Via Electronic Mail: dsuares@suaresassociates.com Donnell Suares, Esq . Suares & Associates 833 Flatbush Avenue Suite 100 Brooklyn, NY 11226 Re: Critical Solutions, Inc., Reg A Tier 1 Offering, Cleared for Sale in State of Colorado Dear Mr. Suares: The Offering, "Critical Solution, Inc.," Regulation A Tier 1, is "Effective or Cleared for Sale" in the State of Colorado. The effective date is the date of SEC “Notice of Qualification,” and the Colorado File Number for this Offering is 2021 - 87 - 995. The fact that these securities are hereby registered does not constitute a finding by the Commissioner that any document filed with the Commissioner in connection with said registration is true, complete, or not misleading. The fact that these securities are hereby registered does not mean that the Commissioner has passed in any way upon the merits or qualifications of, or has recommended or given approval to, these securities. It is unlawful to make, or cause to be made, to any prospective purchaser any representation inconsistent with the foregoing. If you have any questions or concerns, please do not hesitate to contact me at the undersigned. Derrick O'Neal Securities Examiner